                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13E-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                               ------------------

                                   AVAYA INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               ------------------

           Options to Purchase Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                               ------------------

                                    549463107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               ------------------

                                Pamela F. Craven
                  Vice President, General Counsel and Secretary
                                   Avaya Inc.
                               211 Mount Airy Road
                         Basking Ridge, New Jersey 07920
                                 (908) 953-6000
                 (Name, Address, and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

               Transaction Valuation *                                         Amount of Filing Fee
               -----------------------                                         --------------------
                     $60,217,117                                                   $12,043.42**



* Calculated solely for purposes of determining the filing fee. This amount assumes that 4,972,512 restricted stock units of the Company will be issued for the aggregate amount of options that we are offering to exchange, calculated by using an exchange ratio based on the closing price of the Company's common stock on June 22, 2001. The amount of the filing fee, calculated in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder equals 1/50th of one percent of the value of the transaction.

**Previously Paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,043.42
Form or Registration No.: Schedule TO
Filing party: Avaya Inc.
Date filed: June 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO with respect to an offer by Avaya Inc., a Delaware corporation, to its employees to exchange all "Eligible Options," as defined in the Offer to Exchange Outstanding Options for Restricted Stock Units, dated June 26, 2001 (the "Offer to Exchange"), for "restricted stock units," as defined in the Offer to Exchange, that will be granted under the Avaya Inc. Long Term Incentive Plan for Management Employees and the Avaya Inc. 2000 Long Term Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange, and the related letter of transmittal.

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Tender Offer Statement on Schedule TO or in the Offer to Exchange referred to therein.

ITEM 1.  SUMMARY TERM SHEET.

     (a) The second sentence of the third paragraph on the cover page of the Offer to Exchange is hereby amended and restated as follows:

          The offer is not conditioned upon a minimum number of options of any class being exchanged, but the offer is subject to conditions that we describe in Section 6 of this Offer to Exchange.

     (b) The paragraph titled "Who Can Participate in the Exchange?" on page ii of the Offer to Exchange is hereby amended by inserting the following after the first sentence of that paragraph:

          The restricted stock units will be granted immediately following the expiration of the offer.

     (c) The last sentence of the paragraph titled "Who Can Participate in the Exchange?" on page ii of the Offer to Exchange is hereby amended and restated as follows:

          Employees who retire or voluntarily leave Avaya under the retirement/separation program announced in June 2001 (which we refer to as the Voluntary Retirement/Separation Program) and satisfy the criteria described above are eligible to participate in the exchange under the terms and conditions described below.

     (d) The first two sentences of the paragraph titled "What will Employees Participating in the Voluntary Retirement/Separation Program Receive in the Exchange?" on page iii of the Offer to Exchange are hereby amended and restated as follows:

          If you retire or voluntarily leave Avaya under the Voluntary Retirement/Separation Program, you may participate in the offer as long as you are an active employee on the date that restricted stock units are granted (i.e., immediately following the expiration of the offer). If you are an Avaya employee on the date the restricted stock units are granted and elect to participate in the Voluntary Retirement/Separation Program and tender options pursuant to the offer, all the restricted stock units that you receive in the exchange will vest immediately on the first day you are "off roll," or no longer on Avaya's payroll.

     (e) The answer to Question 7 of the Summary Term Sheet of the Offer to Exchange is hereby amended and restated as follows:

          Yes, unless we reject all (but not less than all) properly tendered options in accordance with the conditions set forth in Section 6. Promptly after the expiration of this offer, assuming the conditions set forth in Section 6 are satisfied, you will receive by electronic mail or other means a written communication to the effect that the offer has expired, your options have been accepted as of the expiration date and the restricted stock unit award agreement between you and Avaya has become a binding obligation. You also will receive a restricted stock unit award agreement executed by Avaya. If we accept all tendered options, we also will make available on the offer web site the number of restricted stock units you were granted. AST will deliver an electronic mail within two weeks of the acceptance of the exchange to notify you when information regarding the number of restricted stock units you have been granted has been posted on the offer web site (and at that time you will receive an email from AST regarding who you may contact to receive this information). If you retire or voluntarily leave Avaya under the Voluntary Retirement/ Separation Program, you will receive written notice within two weeks of the acceptance of the exchange regarding the number of restricted stock units you have been granted. (See Section 6)

     (f) The last sentence of the answer to Question 9 of the Summary Term Sheet of the Offer to Exchange is hereby amended and restated as follows:

          Employees who satisfy the criteria described above and retire or voluntarily leave Avaya under the program announced in June 2001 (which we refer to as the Voluntary Retirement/Separation Program) are eligible to participate in the exchange under the terms and conditions described in Question 13 and Section 8 below.

     (g) The answer to Question 10 of the Summary Term Sheet of the Offer to Exchange is hereby amended by inserting the following after the second sentence of that answer:

          Promptly after the expiration of the offer, you will receive by electronic mail or other means a written communication to the effect that, among other matters, the restricted stock unit award agreement between you and Avaya has become a binding obligation. You also will receive a restricted stock unit award agreement executed by Avaya.

     (h) The first sentence of the answer to Question 13 of the Summary Term Sheet of the Offer to Exchange is hereby amended and restated as follows:

          Yes, if you are otherwise eligible to participate in this offer (see Question 9 and Section 1) and retire or voluntarily leave Avaya under the Voluntary Retirement/Separation Program, you may participate in the offer.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The second paragraph of Section 1 of the Offer to Exchange is hereby amended by inserting the following after the second sentence of that paragraph:

          The restricted stock units will be granted immediately following the expiration of the offer.

     (b) The last sentence of the second paragraph of Section 1 of the Offer to Exchange is hereby amended and restated as follows:

          Employees who satisfy the criteria described above and retire or voluntarily leave Avaya under the program announced in June 2001 (which we refer to as the Voluntary Retirement/Separation Program) are eligible to participate in the exchange under the terms and conditions described below.

     (c) The fourth sentence of the paragraph titled "Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects" of Section 3 of the Offer to Exchange is hereby deleted.

     (d) The paragraph titled "Our Acceptance Constitutes an Agreement" of
Section 3 of the Offer to Exchange is hereby amended by inserting the following after the last sentence of that paragraph:

          Promptly after the expiration of this offer, assuming the conditions set forth in Section are satisfied, you will receive by electronic mail or other means a written communication to the effect that the offer has expired, your options have been accepted as of the expiration date and the restricted stock unit award agreement between you and Avaya has become a binding obligation. You also will receive a restricted stock unit award agreement executed by Avaya.

     (e) The last sentence of the second paragraph of Section 4 of the Offer to Exchange is hereby deleted.

     (f) The first and second paragraphs of Section 6 of the Offer to Exchange are hereby amended and restated as follows:

          Upon expiration of this offer (which will be on July 24, 2001 at 11:59 p.m. New York time unless we extend it), subject to the satisfaction of conditions set forth below, we will accept all properly tendered options. Promptly thereafter, you will receive by electronic mail or other means a written communication to the effect that the offer has expired, your options have been accepted as of the expiration date and the restricted stock unit award agreement between you and Avaya has become a binding obligation. The options will be exchanged and cancelled as described herein effective as of the expiration date and our communication to you indicating our acceptance will form a binding agreement. You also will receive a restricted stock unit award agreement executed by Avaya. We will also make available on the offer web site the number of restricted stock units you were granted. AST will deliver an electronic mail within two weeks of the acceptance of the exchange to notify you when information regarding the number of restricted stock units you have been granted has been posted on the offer web site (or at that time you may contact a representative of AST to receive this information). If you retire or voluntarily leave Avaya under the Voluntary Retirement/Separation Program, you will receive written notice within two weeks of the acceptance of the exchange regarding the number of restricted stock units you have been granted. If the conditions set forth below are not satisfied, we may reject all (but not less than all) properly tendered options. If we decide to reject all options, we will promptly communicate such rejection in the form of an electronic mail to holders of Eligible Options. If we reject all tendered options, you will keep all your current options and you will not receive any restricted stock units.

          We will not be required to accept for exchange any options tendered and may terminate or amend the offer or may postpone the acceptance for exchange any options tendered, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after June 26, 2001 and prior to the expiration date, any of the following events shall have occurred (or shall have been determined by us to have occurred) and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by us), the occurrence of such event or events makes it inadvisable to proceed with the offer or with such acceptance for exchange:

     (g) The words "significant decrease" in clause (v) of paragraph (c) of
Section 6 of the Offer to Exchange is hereby deleted and substituted therefor is the following: "decrease of 10% or more".

     (h) The second and third sentences of the last paragraph of Section 6 of the Offer to Exchange are hereby amended and restated as follows:

          We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. We may waive them, in whole or in part, at any time and from time to time prior to the expiration of the offer (or thereafter with respect to necessary governmental approvals), in our discretion, whether or not we waive any other condition to the offer.

     (i) The paragraph titled "Stock Certificates; Vesting" of Section 8 of the Offer to Exchange is hereby amended by inserting the following after the first sentence of that paragraph:

          Promptly after the expiration of this offer, assuming the conditions set forth in Section 6 are satisfied, you will receive by electronic mail or other means a written communication to the effect that the offer has expired, your options have been accepted as of the expiration date and the restricted stock unit award agreement between you and Avaya has become a binding obligation. You also will receive a restricted stock unit award agreement executed by Avaya.

     (j) The first two sentences of the paragraph titled "Participants in the Voluntary Retirement/Separation Program" are hereby amended and restated as follows:

          If you retire or voluntarily leave Avaya under the program announced in June 2001, which we refer to as the Voluntary Retirement/Separation Program, you may participate in the offer as long as you are an active employee on the date that restricted stock units are granted (i.e., immediately following the expiration of the offer). If you are an Avaya employee on the date the restricted stock units are granted and elect to participate in the Voluntary Retirement/Separation Program and tender options pursuant to the offer, all the restricted stock units that you receive in the exchange will vest immediately on the first day you are "off roll," or no longer on Avaya's payroll.

ITEM 12.   EXHIBITS.

(a)(1)   Offer to Exchange, dated June 26, 2001.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Withdrawal.*

(a)(4) Avaya Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 28, 2000 and incorporated herein by reference.

(a)(5) Avaya Inc. Quarterly Report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(6) Letter from the Company delivered to Eligible Option holders via electronic mail dated June 25, 2001.*

(a)(7) Letter from Michael J. Harrison, Vice President - Compensation and Benefits, delivered to members of the Executive Council of the Company, dated June 25, 2001.*

(a)(8)   Text of information provided on offer web site.*

(a)(9) Text of electronic mail delivered to Eligible Option holders on June 28, 2001.*

(b)      Not applicable.

(d)(1)   Avaya Inc. Long Term Incentive Plan for Management Employees.*

(d)(2)   Avaya Inc. 2000 Long Term Incentive Plan, incorporated by reference to
         Exhibit 10.6 to the Company's Registration Statement on Form 10 (Reg. No. 1-15951) as most recently amended on September 14, 2000.

(d)(3)   Form of Avaya Inc. Restricted Stock Unit Award Agreement.*

(g)      Not applicable.

(h)      Not applicable.

*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.

                         AVAYA INC.

                         by:  /s/  Pamela F. Craven
                         --------------------------
                         Name: Pamela F. Craven
                         Title:Vice President, General Counsel and Secretary

Date: July 18, 2001

                                INDEX TO EXHIBITS

EXHIBIT NO.                   DESCRIPTION
(a)(1)                        Offer to Exchange, dated June 26, 2001.*
(a)(2)                        Form of Letter of Transmittal.*
(a)(3)                        Form of Notice of Withdrawal.*
(a)(4)                        Avaya Inc. Annual Report on Form 10-K for its
                              fiscal year ended September 30, 2000, filed with
                              the Securities and Exchange Commission on December
                              28, 2000 and incorporated herein by reference.

(a)(5)                        Avaya Inc. Quarterly Report on Form 10-Q
                              for the period ended March 31, 2001, filed with
                              the Securities and Exchange Commission on May
                              15, 2001 and incorporated herein by reference.
(a)(6)                        Letter from the Company delivered to Eligible
                              Option Holders via electronic mail dated June 25, 2001.*
(a)(7)                        Letter from Michael J. Harrison, Vice
                              President - Compensation and Benefits,
                              delivered to members of the Executive Council of the
                              Company, dated June 25, 2001.*

(a)(8)                        Text of information provided on offer web site.*
(a)(9)                        Text of electronic mail delivered to Eligible Option
                              holders on June 28, 2001.*
(b)                           Not applicable.
(d)(1)                        Avaya Inc. Long Term Incentive Plan for
                              Management Employees.*
(d)(2)                        Avaya Inc. 2000 Long Term Incentive Plan,
                              incorporated by reference to Exhibit 10.6
                              to the Company's Registration Statement on Form 10
                              (Reg. No. 1-15951) as most recently amended on
                              September 14, 2000.
(d)(3)                        Form of Avaya Inc. Restricted Stock Unit Award Agreement.*
(g)                           Not applicable.
(h)                           Not applicable.

----------

*Previously filed.